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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/15 (MM/DD/YY) AND ENDING 04/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West 7th Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Gordon Rhodes — 817-334-0455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	Flower Mound	Texas	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Gordon Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Marilyn R. Zehntner
Notary Public,
State of Texas
Expires: 03/03/2019

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RHODES SECURITIES, INC.
Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to the financial statements	6 - 10
Supplemental information pursuant to Rule 17a-5	11 - 12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	13
Exemption report	14

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc. (a Texas corporation) as of April 30, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Rhodes Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc. as of April 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Rhodes Securities, Inc.'s financial statements. The supplemental information is the responsibility of Rhodes Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
June 22, 2016

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2016

ASSETS		
Cash	$	225,415
Commissions receivable		527,008
Receivables and advances - related parties		66,919
Prepaid expenses		35,317
Prepaid federal income tax		5,320
Clearing deposit		75,000
Property and equipment, at cost, net of accumulated depreciation and amortization of $156,476		29,328
Deferred income tax asset		23,000
TOTAL ASSETS	$	987,307
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$	609,162
State income taxes payable		3,500
Total Liabilities		612,662
Stockholders' equity:		
Preferred stock, no par value, 5,000,000 shares authorized, no shares are issued or outstanding.		--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued and 90,000 shares outstanding		21,000
Additional paid-in capital		33,100
Retained earnings		396,946
Treasury stock, 9,000 shares at cost		(76,401)
Total Stockholders' Equity		374,645
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	987,307

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2016

Revenues	
Securities commissions	$ 1,425,357
Mutual fund commissions	1,045,864
Variable annuity commissions	507,839
Other	43,438
Total Revenue	3,022,498
Expenses	
Commissions and related costs-registered representatives	1,951,412
Compensation and related costs-officers and employees	543,297
Clearing charges	102,537
Communications	105,179
Occupancy and equipment costs	91,377
Professional fees	69,710
Promotional costs	88,335
Regulatory fees	19,514
Other	78,395
Total Expenses	3,049,756
Net loss before income taxes	(27,258)
Provision for income taxes	9,582
Net Loss	$ (36,840)

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2016

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at April 30, 2015	$ --	$ 21,000	$ 33,100	$ 433,786	$ (76,401)	$ 411,485
Net loss	--	--	--	(36,840)	--	(36,840)
Balances at April 30, 2016	$ --	$ 21,000	$ 33,100	$ 396,946	$ (76,401)	$ 374,645

See notes to financial statements.

RHODES SECURITIES, INC.
Statement of Cash Flows
For the Year Ended April 30, 2016

Cash flows from operating activities		
Net loss	$	(36,840)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		17,236
Changes in operating assets and liabilities:		
Increase in commissions receivable		(25,209)
Increase in receivables and advances - related parties		(65,191)
Decrease in prepaid expenses		649
Increase in prepaid federal income tax		(5,320)
Increase in accounts payable and accrued liabilities		221
Decrease in federal income taxes payable		(10,710)
Decrease in state income taxes payable		(4,717)
Net cash used in operating activities		(129,881)
Cash flows from investing activities		
Purchase of property and equipment		(18,144)
Net cash used in investing activities		(18,144)
Net decrease in cash		(148,025)
Cash at beginning of year		373,440
Cash at end of year	$	225,415
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Income taxes - federal	$	21,230
-state		5,599
Interest	$	234

See notes to financial statements.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2016

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Rhodes Securities, Inc. (Company) was organized in 1987 as a Texas corporation. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities, and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company operates as an independent full service broker-dealer in securities with its main office located in Ft. Worth, Texas. The Company supports registered representatives located primarily in Texas and Oklahoma whose customers are predominantly individuals.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of 4 to 7 years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies, continued

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur. Securities commissions also include, interest rebates on customer accounts, and other revenue related to customer accounts, which are accrued as earned.

Mutual fund commissions and the related expenses are recorded on a trade date basis as transactions occur and trail fees are accrued as earned.

Variable annuity commissions are earned through a related party registered investment advisor and insurance sales company. Variable annuity commissions and the related expenses are recorded when the policies are funded by the customer and accepted by the insurance company and on contracts that remain in force, trail fees are accrued as earned.

Other income is primarily administrative fees charged to registered representatives and are recorded monthly.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return benefits and consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of April 30, 2016, open federal tax years include the tax years ended April 30, 2013 through April 30, 2015.

The Company is subject to state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2016, the Company had net capital of $206,877, which was $156,877 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.96 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $75,000 in a deposit account with the clearing broker-dealer.

Note 4 - Property and Equipment

Property and equipment consists of the following:

Furniture	$ 72,399
Equipment	83,953
Leasehold improvements	29,452
	185,804
Less accumulated depreciation and amortization	(156,476)
	$ 29,328

Depreciation and amortization expense totaled $17,236 for the year and is included in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The provision for income taxes consists of the following:

Current federal income tax expense	$ 5,200
Deferred income tax expense	0
Current state income tax expense	4,382
Provision for income taxes	$ 9,582

The Company's current federal income tax expense differs from the expected income tax expense from applying statutory rates to net income (loss) before income taxes primarily as a result of temporary book tax differences in depreciation and amortization and permanent differences related to nondeductible expenses.

The deferred income tax asset is due to the tax basis of property and equipment in excess of book basis. There is no valuation allowance.

Note 6 - Defined Contribution Plan

The Company has a qualified 401(k) profit sharing plan which covers all employees meeting certain eligibility requirements. Eligible employees may make elective contributions not to exceed statutory limits and the Company may make discretionary matching and profit sharing contributions. Employee contributions vest immediately and Company contributions are on a 6 year rated vesting schedule. For the year ended April 30, 2016, the Company made discretionary matching and profit sharing contributions of $40,726 and $55,816 respectively, totaling $96,542, and incurred $2,980 in expenses related to the plan. These contributions and expenses are included in the accompanying statement of income as compensation and related costs-officers and employees.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $527,008 and $75,000, respectively, totaling $602,008, which represents approximately 61% of the Company's total assets.

Note 8 - Commitments and Contingencies

Commitments

The Company leases office facilities in Fort Worth, TX under a noncancelable operating lease expiring in May 2022. The lease requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum lease commitments for each of the years April 30, are as follows:

2017	$ 71,751
2018	75,049
2019	91,573
2020	93,048
2021	93,048
thereafter	100,802
	$ 525,271

Rent expense for the year relating to office facilities was $49,367, which is reported net of approximately $31,000 in amounts charged primarily to Rhodes Investment Advisors, Inc. (RIA) and registered representatives of the Company and is included in the accompanying statement of income as occupancy and equipment costs.

Note 8 - Commitments and Contingencies, continued

Contingencies

The Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Company currently has an arbitration claim filed against it and a registered representative of the Company. Claimant has alleged that the registered representative violated non-solicitation provisions of his prior employment agreement with the claimant. An opinion as to the likelihood of success, nor an estimate of the potential loss, can be made by legal counsel, because the arbitration is in its initial stages; however, legal counsel believes that the claims against the Company are without merit. The Company intends to vigorously defend itself against this action; however, the ultimate outcome of this or any other action against the Company could have an adverse impact on the financial condition, results of operation, or cash flows of the Company.

Note 9 - Related Party Transactions

The Company and Rhodes Investment Advisors, Inc. (RIA), a related party registered investment advisor and insurance sales company, are under common control, and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $507,839 in variable annuity commissions received by RIA during the year through dual licensed registered representatives with RIA.

Investment advisory fees received by the Company during the year from its clearing broker-dealer, totaling approximately $1.2 million, were earned and reported as revenue of RIA.

The Company has a Services Agreement (Agreement) with RIA, effective July 2007. The Agreement is for a one year term, automatically renewed on a year to year basis unless terminated by either party on 30 days notice prior to expiration of an annual term. Under the Agreement, the Company is to provide office facilities, personal property and support services. The Company invoices RIA monthly for the expenses allocated and support services provided. The amounts invoiced and billed were not consummated on terms equivalent to arms length transactions and fluctuate on a monthly basis. The total amount billed to RIA under this Agreement were approximately $170,000 for the year ended April 30, 2016, and have been reported as reductions of various expenses in the statement of income.

The Company is the common paymaster for RIA's dual registered representatives.

The Company generally settles the amounts due to or from RIA monthly and at April 30, 2016 the Company was due $2,172 from RIA; which is included in receivables and advances - related parties in the accompanying statement of financial condition.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to April 30, 2016, through June 22, 2016, the date the financial statements were available to be issued.

Schedule I

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2016

Computation of Net Capital

Total stockholders' equity qualified for net capital		$ 374,645
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable	$ 7,884	
Receivables and advances - related parties	66,919	
Prepaid expenses	35,317	
Prepaid federal income tax	5,320	
Property and equipment, net	29,328	
Deferred income tax asset	23,000	(167,768)
Net capital		$ 206,877

Aggregate Indebtedness

Accounts payable and accrued liabilities	$ 609,162
State income taxes payable	3,500
Total aggregate indebtedness	$ 612,662

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 156,877
Ratio of aggregate indebtedness to net capital	2.96 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of April 30, 2016 as filed by Rhodes Securities, Inc. on form X-17-A-5.
Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

RHODES SECURITIES, INC.
Supplemental Information Pursuant to Rule 17a-5
As of April 30, 2016

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Rhodes Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rhodes Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rhodes Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Rhodes Securities, Inc. stated that Rhodes Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Rhodes Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rhodes Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



BRAD A. KINDER, CPA

Flower Mound, Texas
June 22, 2016

RHODES SECURITIES. INC.
Exemption Report

Rhodes Securities, Inc. (Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Rhodes Securities, Inc.

I, J Gordon Rhodes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President

June 22, 2016